

AZ Corp. Commission
03639351

AZ CORPORATION COMMISSION
FILED

OCT 07 2011

AZ CORPORATION COMMISSION
FILED

AUG 16 2011

FILE NO. L1700855-0 FILE NO. L-1700588-0

DO NOT WRITE ABOVE THIS LINE, FOR ACC USE ONLY

ARTICLES OF ORGANIZATION

DO NOT PUBLISH THIS SECTION
NOTE: A professional limited liability company is an LLC organized for the purpose of rendering one or more categories of licensed professional service. Professional service is defined as a service that may be lawfully rendered only by a person licensed in this state to render the service.

1. The LLC name must contain the words "limited liability company" or "limited company" or the abbreviations "L.L.C.", "L.C.", "LLC", or "LC". The Professional LLC name must contain the words "professional limited liability company or the abbreviations "P.L.L.C.", "P.L.C.", "PLLC", or "PLC."

2. Must be an Arizona address. DO NOT LEAVE THIS SECTION BLANK

3. See Section 3 of the instructions above. A statutory agent is a person you appoint that would receive lawsuit papers if the LLC is sued. A street or physical address is required even if the statutory agent has a P.O. Box.

The agent **must** sign the articles or provide written consent to the appointment.

Select one. This form may be used for:

☒ **ARIZONA LIMITED LIABILITY COMPANY** (A.R.S. §29-632)

☐ **ARIZONA PROFESSIONAL LIMITED LIABILITY COMPANY** (A.R.S. §29-841.01)

1. The name of the organization:

A. ______________________
LLC Name Reservation File Number (if one has been obtained – if not, leave this line blank).

B. God's Garden Treasures, LLC
Limited Liability Company Name

2. Known place of business in Arizona (If address is the same as the street address of the statutory agent, write "same as statutory agent". DO NOT LEAVE THIS SECTION BLANK):

Address 9 W Baseline Road
City Tempe State AZ Zip 85283

3. The name and street address of the statutory agent in Arizona:

Name Shauna Wekherlien
Address 5743 E. Thomas Rd #6
City Scottsdale State AZ Zip 85251

Acceptance of Appointment by Statutory Agent:
I Shauna Wekherlien, having been designated to act as
(print name of the Statutory Agent)
Statutory Agent, hereby consent to act in that capacity until removed or resignation is submitted in accordance with the Arizona Revised Statute.

Agent Signature: [signature]

____
If the statutory agent is an entity, please print the company name here.

LL:0004
Rev: 03/2011

Page 3 of 4

Arizona Corporation Commission
Corporations Division

DO NOT PUBLISH THIS SECTION

4. Only required for professional limited liability company. The professional services that the company is organized to perform must be described. Professional service is defined as a service that may be lawfully rendered only by a person licensed in this state to render the service.

5. Check only one box. If a dissolution date is stated, it should include the month, day and year. Perpetual means continuing forever or indefinitely.

6. Check A or B to show which management structure will be applicable to your company. Provide name, title and address for each person.

6A. If reserved to the members, check the Members box and provide the name and address of all members. NOTE: if reserved to the members you cannot list any manager.

6B. If vested in one or more managers check the Managers box and provide the name and address of each manager and of each member who owns a twenty percent (20%) or greater interest in the capital or profits of the LLC/PLLC.

7. Signature. The person signing this document need not be a manager or member of the company.

4. Professional LLCs only – Professional Services - the Professional Limited Liability Company will provide the following professional services:

Florist

5. Life Period of the Limited Liability Company: check one:

☐ The LLC will dissolve on ___/___/_____ (Please enter month, day and four digit year).

☒ The Limited Liability Company life period is Perpetual.

6. Management Structure: (check one box only) A.R.S. §29-632(5)

A. ☐ RESERVED TO THE MEMBERS

IF RESERVED TO THE MEMBERS, DON'T CHECK ANY MANAGER BOXES.

B. ☒ VESTED IN ONE OR MORE MANAGERS

IF VESTED IN THE MANAGER(S), AT LEAST ONE NAME BELOW MUST HAVE THE MANAGER BOX CHECKED.

Name: Karin L. Crawford
☐ Member ☒ Manager (only if "B" is selected above)
Address: 1441 E Florian Ave
City: Mesa State: AZ Zip: 85204

Name: Karin L. Crawford
☒ Member ☐ Manager (only if "B" is selected above)
Address: 1441 E Florian Ave.
City: Mesa State: AZ Zip: 85204

Name: ________
☐ Member ☐ Manager (only if "B" is selected above)
Address: ________
City: _____ State: _____ Zip: _____

Name: ________
☐ Member ☐ Manager (only if "B" is selected above)
Address: ________
City: _____ State: _____ Zip: _____

IF YOU NEED MORE SPACE FOR LISTING MEMBERS / MANAGERS PLEASE ATTACH THE ADDITIONAL PAGE TO THE ARTICLES OF ORGANIZATION

7. SIGNATURE

Signed on this date: 8/12/2011 (mm/dd/yyyy).

Signature: Karin L. Crawford Print Name: Karin L. Crawford

If signing on behalf of a company, please print the company name here.

Phone Number: 480-603-7673 Fax Number: 206-984-9647

cell - 480-495-1334